UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Brophy, Thomas J.
   461 Rosiland Road
   Palatine, IL  60074
   USA
2. Issuer Name and Ticker or Trading Symbol
   Pioneer Financial Services, Inc.
   PFS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/96
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President - Health Division
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |      |    |                  |   |           |8,102              |D     |Self                       |
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Common Stock                 |      |    |                  |   |           |2,110*             |I     |ESOP                       |
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*Pursuant to information prov|      |    |                  |   |           |                   |      |                           |
ided by Plan Administrator, 1|      |    |                  |   |           |                   |      |                           |
2/31/96.                     |      |    |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Non-Qualified Stock Opti|16.625  |6/30/|A   |193        |A  |*    |**   |Common Stock|       |       |141,010     |D  |Self        |
on                      |        |96   |    |           |   |     |     |            |       |       |            |   |            |
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Non-Qualified Stock Opti|16.375  |9/30/|A   |117        |A  |*    |**   |Common Stock|       |       |141,127     |D  |Self        |
on                      |        |96   |    |           |   |     |     |            |       |       |            |   |            |
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Non-Qualified Stock Opti|25.00   |12/31|A   |97         |A  |*    |**   |Common Stock|       |       |141,224     |D  |Self        |
on                      |        |/96  |    |           |   |     |     |            |       |       |            |   |            |
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Incentive Stock Option  |        |     |    |           |   |     |     |            |       |       |39,291      |D  |Self        |
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Non-Qualified Stock Opti|12.00   |11/1/|A   |25,000     |A  |*    |**   |Common Stock|       |       |140,817     |D  |Self        |
on                      |        |93   |    |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
*Options are exercisable 1/3 per year after three years from date of grant.
**Options terminate at earliest of ten years from date of grant or one year from date of termination of employment relationship with the
Company.
SIGNATURE OF REPORTING PERSON
Thomas J. Brophy
DATE
February 13, 1997